Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
Earnings before fixed charges:
Add:
Loss from continuing operations	$(28,051)	$(27,634)	$(21,291)	$(11,996)	$(5,052)	$476	$(3,258)
Fixed charges - per below	56,192	54,192	47,831	44,539	46,626	9,780	10,140
Less:
Capitalized interest	(108)	(99)	(73)	(132)	(82)	(12)	(29)

Earnings before fixed charges	28,033	26,459	26,467	32,411	41,492	10,244	6,853

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	55,880	53,943	47,608	44,257	46,394	9,749	10,092
Early extinguishment of debt	—	—	—	—	—	—	—
Capitalized interest	108	99	73	132	82	12	29
Estimate of interest within rental expense	204	150	150	150	150	19	19

Total Fixed Charges	56,192	54,192	47,831	44,539	46,626	9,780	10,140

Income allocated to preferred shareholders	—	—	—	—	1,218	—	1,502
Total combined fixed charges and preferred distributions	56,192	54,192	47,831	44,539	47,844	9,780	11,642

Ratio of earnings to fixed charges (a)	0.50	0.49	0.55	0.73	0.87	1.05	0.59

(a)    Due to our losses in fiscal 2007, 2008, 2009, 2010, 2011 and three months ended March 31, 2012 the coverage ratio was less than 1:1.  The Company must generate additional earnings of $28.2 million, $27.7 million, $21.4 million, $12.1 million, $6.4 million and $4.8 million to achieve a coverage of 1:1 in fiscal 2007, 2008, 2009, 2010, 2011 and three months ended March 31, 2012, repectively.